UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3  )*

Con-way Inc.

(Name of Issuer)

Common Stock, $.625 par value

(Title of Class of Securities)

205944101

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,380,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,380,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,380,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.60%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 675,937

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 675,937

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,937

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.31%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL FUND PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,816

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,816

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,816

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL COAST PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,596

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 68,596

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,596

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.13%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,407

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 23,407

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,407

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 373,252

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 373,252

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.72%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 541,510

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 541,510

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,510

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.05%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,059

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,059

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,059

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,374

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 95,374

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,045

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,045

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,045

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.23%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 66,856

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 66,856

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,856

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.13%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RALPH V. WHITWORTH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,380,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,380,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,380,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.60%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 205944101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID H. BATCHELDER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,380,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,380,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,380,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.60%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the third amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 19, 2004 (the “Statement”) and amended by Amendments No. 1 and No. 2 filed by the Reporting Persons with the Securities and Exchange Commission on May 5, 2004 and May 21, 2004 respectively (“Amendments”) with respect to shares of the common stock with $.625 par value (the “Shares”) of Con-way Inc., a Delaware corporation (the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement, as amended by the Amendments, remains in full force and effect.   The principal executive offices of the Company are located at 2855 Campus Drive, Suite 300, San Mateo, CA 94403.

Item 2.	Identity and Background
Item 2 of this Statement is hereby amended and restated as follows:

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), Relational Investors III, L.P. (“RI III”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), and RH Fund 7, L.P. (“RH7”). Each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and the sole managing member of the general partner of RI III. RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and six accounts managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth and David H. Batchelder. This Statement is not being filed by and on behalf of Joel L. Reed and James J. Zehentbauer as such persons are no longer Principals of RILLC. Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth and Batchelder, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder, is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.
Messrs. Whitworth and Batchelder are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of this Statement is hereby amended and restated as follows:

Three of the six accounts managed by RILLC purchased an aggregate of 5,923 Shares for a total consideration (including brokerage commissions) of $216,833.53 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 352,225 Shares for a total consideration (including broker commissions) of $12,230,121.12 derived from the capital of the managed accounts.

RILP purchased an aggregate of 675,937 Shares for total consideration (including brokerage commissions) of $24,760,031.62 derived from the capital of RILP.

RFP purchased an aggregate of 27,816 Shares for total consideration (including brokerage commissions) of $1,019,278.12 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 68,596 Shares for total consideration (including brokerage commissions) of $2,517,830.64 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 23,407 Shares for total consideration (including brokerage commissions) of $857,859.54 derived from the capital of RP and margin borrowings from a margin account at CSFBC.

RH1 purchased an aggregate of 373,252 Shares for total consideration (including brokerage commissions) of $13,690,666.68 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 541,510 Shares for total consideration (including brokerage commissions) of $19,868,708.56 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RI III purchased an aggregate of 30,059 Shares for total consideration (including brokerage commissions) of $1,116,491.59 derived from the capital of RI III.
RH4 purchased an aggregate of 95,374 Shares for total consideration (including brokerage commissions) of $3,502,547.13 derived from the capital of RH4.
RH6 purchased an aggregate of 119,045 Shares for total consideration (including brokerage commissions) of $4,363,042.28 derived from the capital of RH6.
RH7 purchased an aggregate of 66,856 Shares for total consideration (including brokerage commissions) of $2,449,538.22 derived from the capital of RH7.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points. CSFBC has a lien on the Shares held by three of the six accounts managed by RILLC and those held by each of RFP, RCP, RP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 5.	Interest in Securities of the Issuer
Item 5 of this Statement is hereby amended and restated as follows:

(a)            As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 2,380,000 Shares constituting 4.60% of the outstanding Shares (the percentage of Shares owned being based upon 51,732,923 Shares outstanding at April 30, 2006 as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2006 filed on May 9, 2006). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	358,148	0.69%
RILP	675,937	1.31%
RFP	27,816	0.05%
RCP	68,596	0.13%
RP	23,407	0.05%
RH1	373,252	0.72%
RH2	541,510	1.05%
RI III	30,059	0.06%
RH4	95,374	0.18%
RH6	119,045	0.23%
RH7	66,856	0.13%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 358,148 Shares that are owned by accounts which it manages. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and as the sole managing member of the general partner of RI III, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth and Batchelder, disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.
(b) RILP has the sole power to vote or direct the vote of 675,937 Shares and the sole power to dispose or direct the disposition of such Shares.
RFP has the sole power to vote or direct the vote of 27,816 Shares and the sole power to dispose or direct the disposition of such Shares.
RCP has the sole power to vote or direct the vote of 68,596 Shares and the sole power to dispose or direct the disposition of such Shares.
RP has the sole power to vote or direct the vote of 23,407 Shares and the sole power to dispose or direct the disposition of such Shares.
RH1 has the sole power to vote or direct the vote of 373,252 Shares and the sole power to dispose or direct the disposition of such Shares.
RH2 has the sole power to vote or direct the vote of 541,510 Shares and the sole power to dispose or direct the disposition of such Shares.
RI III has the sole power to vote or direct the vote of 30,059 Shares and the sole power to dispose or direct the disposition of such Shares.
RH4 has the sole power to vote or direct the vote of 95,374 Shares and the sole power to dispose or direct the disposition of such Shares.
RH6 has the sole power to vote or direct the vote of 119,045 Shares and the sole power to dispose or direct the disposition of such Shares.
RH7 has the sole power to vote or direct the vote of 66,856 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 358,148 Shares held by six accounts which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and as the sole managing member of the general partner of RI III, may be deemed to have the sole power to vote or direct the vote of 2,021,852 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder and Whitworth, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Persons during the last 60 days is set forth in Exhibit A filed with this Statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) The Reporting Persons ceased to be beneficial owner of more than five percent of the Shares of the Company on May 10, 2006.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
1. Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:	May 12, 2006.

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RELATIONAL INVESTORS III, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

By: Relational Investors, LLC

as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

RELATIONAL INVESTORS, LLC

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

EXHIBIT INDEX

Exhibit No.	Description

1.	Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.